Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

August 19, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of HealthCare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the "Company" or "Regeneron") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated July 29, 2016, with respect to the above-referenced Form 10-K. Capitalized terms not otherwise defined in this letter have the respective meanings given to such terms in the Company's letters to the Staff dated May 23, 2016 and July 7, 2016 (collectively, the "Prior Responses"). Set forth below in bold are the headings and text of the Staff's comments followed by the Company's response.

Notes to Consolidated Financial Statements
3. Collaboration Agreements
a. Sanofi
Immuno-Oncology, page F-16

1. We acknowledge your response to prior comment 1 and request some additional information to support your conclusion that the IO Collaboration and the amended Antibody Collaboration are not in substance one new arrangement.

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Please tell us the nature and type of evidence you have supporting that, had you not entered into the IO Collaboration with Sanofi, the change in scope under the Antibody Collaboration would have resulted in the $75 million reduction in the funding obligation spread over three years.

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In your response on page 3 in support of your conclusion that there were no discounts provided to Sanofi, you refer to discussions with other third parties prior to agreeing on economic terms for the IO Collaboration with Sanofi. Tell us the nature of and the number of these third parties and the business purpose of each discussion. Also tell us how these discussions support a conclusion that no discount was provided in the IO Collaboration with Sanofi. In this regard, explain how you considered the fair value of the research transferred from the Antibody Collaboration to the IO Collaboration, as further discussed in the next bullet, in determining the terms of the IO Collaboration. Further, tell us whether the IO Collaboration could have been consummated with these third parties without breaching the Antibody Collaboration with Sanofi.

Response:

Under the terms of the Sanofi Antibody Discovery Agreement, Sanofi is responsible for paying 100% of all "Discovery Program Costs" (as defined by the agreement) incurred by the Company through the term of the agreement, provided that such payments by Sanofi shall not exceed certain annual thresholds. For any research and development costs incurred by the Company in excess of the annual threshold, such amounts are fully funded by Regeneron. As noted in the Company's letter to the Staff dated July 7, 2016, any IO product candidates previously being researched under the terms of the Antibody Collaboration (all of which were in pre-clinical development) were transferred to the IO Collaboration upon execution of the IO Agreement. Given this reduction in the scope of research activities under the Antibody Collaboration, the Antibody Discovery Agreement was amended to reduce the aggregate funding by a total of $75 million through the remaining term of the agreement (i.e., July 2015 through December 2017). The $75 million reduction in funding was proportionate with the number of total IO targets being pursued under the Antibody Discovery Agreement over the past several years relative to the total number of targets being researched under the Antibody Discovery Agreement over the same period (i.e., the reduction in funding was structured to be commensurate with the reduction in the Company's discovery activities to identify and validate potential drug discovery targets in the field of immuno-oncology and develop fully human monoclonal antibodies against these targets as such activities are now to be performed as part of the IO Collaboration). Note that consistent with the Antibody Discovery Agreement, Sanofi also reimburses the Company for its research and development costs, subject to certain annual limits, under the IO Discovery Agreement. There is no obligation by the Company under either the Antibody Discovery Agreement or the IO Discovery Agreement to incur costs or perform services beyond the annual Sanofi funding limits. As it relates to research and development services performed by the Company and reimbursed by Sanofi, under both the Antibody Collaboration and the IO Collaboration (a) the nature of reimbursable costs is consistent and (b) the FTE rates utilized are consistent.

The Company and Sanofi likely would not have agreed to reduce Sanofi's funding obligation under the Antibody Discovery Agreement had they not entered into the IO Collaboration, as the Company would have continued to research IO product candidates under the provisions of the Antibody Discovery Agreement. The Company and Sanofi did not discuss removing IO antibody programs from the Antibody Collaboration other than in the course of negotiating the new Sanofi IO Collaboration.

The Company could have entered into a license and collaboration agreement focused on immuno-oncology with third parties other than Sanofi without breaching the Antibody Collaboration to the extent that such an agreement related to targets and/or IO product candidates that were not subject to the Antibody Collaboration. Regeneron is free to develop and commercialize, either directly with third party collaborators or licensees, antibody product candidates that are directed to targets that have been excluded from the Antibody Collaboration or antibody product candidates that were developed pre-clinically by the Company under the Antibody Discovery Agreement but which Sanofi did not opt-in to or elected to not continue to co-develop and co-commercialize under the Antibody License and Collaboration Agreement. Prior to entering into the IO Collaboration with Sanofi, the Company held preliminary, high-level discussions with various third parties. These preliminary discussions were the basis for subsequent, more detailed discussions with three large, multi-national pharmaceutical companies (not including Sanofi) regarding various potential immuno-oncology collaborations. The primary focus of these discussions was a collaboration in the immuno-oncology space, including a license to the Company's antibody product candidate targeting the receptor known as programmed cell death protein, or PD-1 ("REGN2810"). Sanofi had not previously opted into REGN2810 under the Antibody Discovery Agreement and thus Regeneron retained sole global rights. In addition to the PD-1 antibody, which was in Phase 1 clinical development in the first quarter of 2015, these discussions also included potentially licensing and collaborating on additional antibodies that were not subject to the Sanofi Antibody Collaboration. Therefore, if such an arrangement had been consummated with another third party, the arrangement would not have breached the Company's Antibody Collaboration with Sanofi. The Company's discussions with third parties included financial terms such as an up-front payment and the parties' proposed sharing (on an equal basis) of research and development costs for product candidates, as well as any profits or losses on commercialization of products, which was no more favorable to the Company than what was agreed to in the IO Collaboration with Sanofi. The Company received one term sheet from a third party, which proposed an up-front payment to the Company that was less than what the Company ultimately received from Sanofi under the IO Collaboration. In addition to the factors described in the Company's Prior Responses, these were some of the data points utilized by the Company to conclude that there was no discount provided to Sanofi with respect to the IO Collaboration.

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You indicate in the bullet "Separation of targets and product candidates" on page 4 of your response that "Any IO product candidates previously being researched under the terms of the Antibody Collaboration (all of which were in pre-clinical development) were transferred to the IO Collaboration upon execution of the IO Agreement." You also indicate in your response that there are separate and distinct governance structures for the Antibody Collaboration and IO Collaboration and that one or more elements of the Antibody Collaboration are not essential to the functionality of any elements in the IO Collaboration and vice versa. Notwithstanding, it would seem that information from and results of the Antibody Collaboration could potentially be useful to and shared with the IO Collaboration and vice versa due to the nature of the collaborations. Please tell us why the transfer of product candidates to the IO Collaboration and the potential for sharing of information/results between the collaborations does not provide significant linkage among the collaborations that would indicate that the collaborations are closely related.

Response:

As noted in the Company's letter to the Staff dated July 7, 2016, the significant differences between the IO Collaboration and the Antibody Collaboration include novel and distinct scientific approaches and technologies that will be utilized by the Company to identify IO targets and to develop IO antibody product candidates. In addition, in the IO Collaboration, Regeneron will utilize a broader range of proprietary technologies that it has developed (including technologies that it has developed in recent years outside of the Antibody Collaboration) in the discovery of IO targets and the research and development of IO antibody product candidates. Therefore, from the perspective of discovery activities performed under the new IO Collaboration, the Company does not consider such activities to be dependent upon activities performed under the original Antibody Collaboration and vice versa.

In addition, as with any of the Company's ongoing research projects (whether conducted under a collaboration arrangement or developed independently by the Company), and generally in the life sciences space, results and information generated in conducting activities under one program may prove to be useful and applicable to conducting research activities under any other of the Company's programs (whether collaborated or not); however, given the specific technologies and scientific approach used in the IO Collaboration, the utility of such results/information would not be deemed to provide a significant linkage between the Antibody Collaboration and the IO Collaboration.

Finally, it should be noted that the Company strategically pursued executing new IO Collaboration agreements with Sanofi (as opposed to merely amending the existing Antibody Collaboration agreements), principally due to the fact that the Company desired to have significantly different terms regarding governance structure and opt-in timing for IO products relative to the terms of the legacy Antibody Collaboration agreements.

Alternative Accounting Treatment Considered

As noted in the Prior Responses, the Company concluded that the amendments to the Antibody Collaboration were not a material modification of the existing Antibody Discovery Agreement or Antibody License and Collaboration Agreement with Sanofi and that the IO Collaboration and the Antibody Collaboration should not be accounted for together as a single arrangement. However, the Company did consider what the accounting treatment would have been had the Company reached a conclusion that the IO Collaboration and the Antibody Collaboration should be accounted for together as a single new arrangement. In doing so, the Company reassessed the deliverables related to the Antibody Collaboration as if it were accounted for under ASU 2009-13, since the Company would have accounted for the contract modification as if it were part of the original contract. The Company ultimately concluded that if it had accounted for the Antibody and IO Collaborations as a single arrangement, such alternative accounting treatment would not have resulted in any material differences from the Company's financial results reported for the quarterly periods ended September 30, 2015, December 31, 2015, March 31, 2016, June 30, 2016 nor the annual period ended December 31, 2015. The Company's support for this conclusion is below.

a. Summary of deliverables under the Antibody Collaboration

Under the Antibody Collaboration, significant deliverables consist of the following:

(i) Rights and intellectual property. The Company out-licensed certain rights and intellectual property.

(ii) Research and development services. Sanofi reimburses the Company for certain costs in connection with researching and developing product candidates.

(iii) Manufacturing services. The Company has an obligation to provide clinical supply manufacturing services. The price charged to Sanofi for manufacturing clinical supplies is at the fully burdened manufacturing cost, as defined in the applicable agreement.

(iv) Other

•	Sanofi’s option to license rights to product candidates ("opt-in" right), which the Company considers to be a contingent deliverable (and therefore excluded from the allocation of consideration).

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The Company's participation in a joint steering committee ("JSC"), which the Company did not account for as a deliverable separately as (a) it does not have standalone value from the research and development services being provided and (b) any services deemed to be provided under this deliverable would not be considered material given that the JSC meets quarterly and only requires participation of three Company representatives.

In addition to the deliverables noted above, there were two other deliverables related to the Antibody Collaboration as follows:

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In August 2008, the Company entered into a mouse purchase agreement with Sanofi to use the Company's VelociGene platform technology to supply Sanofi with genetically modified mammalian models of gene function and disease (genetically modified mice). Under the terms of the agreement, Sanofi agreed to pay the Company a total of approximately $22 million for knock-out and transgenic models of gene function for target genes identified by Sanofi. Sanofi also became able to use these models for its internal research programs that are outside of the scope of the Antibody Collaboration. The principal terms of this agreement had been negotiated in connection with the companies' Antibody Discovery Agreement.

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In November 2009, in connection with the Antibody Collaboration, Sanofi agreed to reimburse the Company for up to $30 million of agreed-upon costs incurred by the Company for capital expenditures to expand the Company's manufacturing capacity at its Rensselaer, New York facility to support collaboration development activities.

b. Summary of current accounting for the Antibody Collaboration deliverables

The Company considered the deliverables to be provided under the initial Antibody Collaboration (license to rights and intellectual property, research and development services, and manufacture of clinical supplies) as a single unit of accounting. The Company initially recorded the receipt of (i) an $85 million up-front payment received in 2007 in connection with the execution of the Antibody Discovery Agreement, (ii) the $22 million of payments received from Sanofi in exchange for providing genetically modified mice, and (iii) the $30 million of reimbursements of capital expenditures as deferred revenue. . The license was not deemed to have standalone value from the other deliverables; therefore, the $85 million up-front payment received was initially recorded as deferred revenue and was being recognized as revenue over the period during which the Company expected to perform services. As it relates to the deliverable associated with the genetically modified mice, although there was objective evidence of the fair value of the mice at the time of execution of the original agreement (since Regeneron had entered into agreements with other pharmaceutical companies with similar economic terms to the Sanofi agreement), the Company concluded that this deliverable was not a separate unit of accounting from the Company's other deliverables to be provided under the Antibody Collaboration since there was no objective and reliable evidence of the fair value of the other deliverables (i.e., the license associated with the Antibody Discovery Agreement). Therefore, the Company recorded payments received from Sanofi in connection with the mouse purchase agreement as deferred revenue. As it relates to the reimbursements of capital expenditures, although such reimbursements were provided by Sanofi, title to the fixed assets remains with the Company and the Company may use the fixed assets to manufacture products other than products subject to the collaboration. As Sanofi does not have utility from these assets outside the Antibody Collaboration, the Company did not consider the capital expenditure reimbursements to be a separate unit of accounting from the Company's other deliverables to be provided under the initial Antibody Collaboration. The Company is recognizing revenue in connection with the capital expenditure reimbursements and payments under the mouse purchase agreement over the same period as the up-front payment received in connection with the execution of the Antibody Discovery Agreement.

Note that where the Company is entitled to reimbursement of a portion of the research and development expenses that it incurs, the Company records those reimbursable amounts as collaboration revenue proportionately as the Company recognizes its related expenses.

c. Summary of deliverables under the IO Collaboration

As described in the Company's letter to the Staff dated May 23, 2016, non-contingent deliverables utilized in the initial allocation of the up-front payment received in connection with the IO Collaboration were the license to certain rights and intellectual property, providing research and development services, and manufacture of clinical supplies.

d. Summary of current accounting under the IO Collaboration

As described in the Company's letter to the Staff dated May 23, 2016, the Company concluded that the license to the intellectual property does not have standalone value; therefore, the deliverables were considered a single unit of accounting. Consequently, the total of the up-front payments of $640 million was recorded as deferred revenue upon receipt and is being recognized as collaboration revenue over the period for which the Company is obligated to perform research and development activities for Sanofi ("performance period"). Consistent with the recognition method under the Antibody Collaboration, where the Company is entitled to reimbursement of a portion of the research and development expenses that it incurs, the Company records those reimbursable amounts as collaboration revenue proportionately as the Company recognizes its related expenses.

e. The Company's assessment of the remaining deferred revenue balance under the Antibody Collaboration as of July 2015

As of July 2015, the remaining deferred revenue balance related to the Antibody Collaboration was approximately $64 million. This amount consisted of the unamortized portion of the following three components: the $85 million up-front payment received in 2007 ($47 million of remaining deferred revenue as of July 2015); the $30 million of reimbursements of capital expenditures to expand the Company's manufacturing capacity ($8 million of remaining deferred revenue as of July 2015); and the $22 million of payments received from Sanofi in connection with the mouse purchase agreement ($9 million of remaining deferred revenue as of July 2015).

f. The Company's assessment of the accounting for deliverables as of July 2015 (the date of the modification of the Antibody Collaboration and execution of the IO Collaboration)

As it relates to the deliverable associated with the mouse purchase agreement, the Company would conclude, based on an assessment of the current revenue recognition guidance contained in ASU 2009-13, that the mice (i.e., deliverable) have value to Sanofi on a standalone basis and consideration may now be estimated for other deliverables (note that the Company's original accounting was in accordance with revenue recognition standards effective at the time of the execution of the original agreement, which have since been superseded). As of July 2015, all of the mice under the August 2008 mouse purchase agreement had been delivered to Sanofi and all related payments had been received by the Company. As noted above, the mice have value to Sanofi on a standalone basis. Therefore, if the Antibody Collaboration was deemed to be materially modified, the Company could have accounted for this deliverable as a separate unit of accounting, and immediately recognized the remaining deferred revenue balance of $9 million associated with this deliverable as revenue under the revenue recognition accounting standards. The Company believes the relative selling price of the mice would not be different from that previously agreed with Sanofi. The recognition of the $9 million of revenue would not have been material to the quarterly period ended September 30, 2015.

As of July 2015, the Company's remaining significant deliverables under the Antibody Collaboration and the Company's significant deliverables under the IO Collaboration consisted of (i) licenses to certain rights and intellectual property, (ii) providing research and development services, and (iii) manufacturing clinical supplies. The Company considered whether the rights/license to its intellectual property granted to Sanofi would be considered a separate unit of accounting, and concluded that the license to the intellectual property does not have standalone value primarily due to the fact that such rights were not sold separately by the Company, nor could Sanofi gain economic benefit from the license without fulfillment of other ongoing obligations by the Company, including the clinical supply arrangement (see more detailed analysis in the Company's letter to the Staff dated May 23, 2016, as the same separability analysis would apply in this scenario). Therefore, the licenses and other deliverables under both the Antibody and IO Collaborations would be considered a single unit of accounting. Consequently, the total of (i) the IO Collaboration up-front payments of $640 million, (ii) the unamortized portion of the Antibody Collaboration up-front payment, and (iii) the unamortized portion of the Antibody Collaboration reimbursement of capital expenditures would all be recognized as revenue ratably over the same period. The period over which these amounts would be amortized would be the period for which the Company is obligated to perform research and development activities for Sanofi - the longer of the contractual life of the combined arrangement or an estimate of the expected development period of the product candidates that Sanofi licensed at the inception of each of the Antibody and IO Collaborations. The Company is currently amortizing the Antibody Collaboration up-front payment and capital expenditure reimbursements through 2020, and the IO Collaboration up-front payments through mid-2023. Had the IO Collaboration and Antibody Collaboration arrangements been combined and considered to be a single, new arrangement, the period over which the Antibody Collaboration up-front payment and capital expenditure reimbursements were being recognized as revenue would have been prospectively adjusted, as of July 2015, to extend through mid-2023 (rather than the end of 2020). The difference in the amount of revenue recognized each quarter under the Company's current amortization methodology compared to the alternative accounting treatment would not be materially different (a difference in revenue of less than $1 million each quarter). In addition, the modification for the mice and other deliverables would not have resulted in the adjustment of any revenue recorded prior to the date of modification.

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If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,

REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:    Bonnie Baynes, Staff Accountant

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